UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nocopi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

655212207

(CUSIP Number)

SRK Fund I, LP
415 Ashurst Ave
Secane, Pennsylvania 19018

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 655212207	13D	Page 2 of 14
(1) NAMES OF REPORTING PERSONS SRK Fund I, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,048,165 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,048,165 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,165 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November 12, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 3 of 14
(1) NAMES OF REPORTING PERSONS SRK Capital, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,048,165 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,048,165 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,165 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November 12, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 4 of 14
(1) NAMES OF REPORTING PERSONS Sean Kirkwood
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,048,165 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,048,165 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,165 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 5 of 14
(1) NAMES OF REPORTING PERSONS Philip N. Hudson
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
5,637,918 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
5,637,918 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,918 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 6 of 14
(1) NAMES OF REPORTING PERSONS Ross Campbell
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,264,457 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
3,264,457 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,457 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 7 of 14
(1) NAMES OF REPORTING PERSONS Stanley Knowlton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
703,500 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
703,500 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,500 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 8 of 14
(1) NAMES OF REPORTING PERSONS Ward Carey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,528,750 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,528,750 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,750 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.61%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 58,616,716 shares of common stock, par value $0.01 per share, outstanding as of November 12, 2018, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2018 of Nocopi Technologies, Inc.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Nocopi Technologies, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background.
(a)	Name

This Statement is filed by:

(i)	SRK Fund I, L.P., a Delaware limited partnership (“Fund”);
(ii)	SRK Capital, LLC, a Pennsylvania limited liability company (“Capital”), who serves as general partner for Fund; and
(iii)	Sean Kirkwood, who is the sole manager and member of Capital.
(iv)	Philip N. Hudson
(v)	Ross Campbell
(vi)	Stanley Knowlton
(vii)	Ward Carey

SRK Fund I. LP, SRK Capital, LLC, Sean Kirkwood, Philip N. Hudson, Ross Campbell, Stanley Knowlton, and Ward Carey are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The principal business address for SRK Fund I, LP, SRK Capital, LLC, and Sean Kirkwood is 415 Ashurst Ave, Secane, PA 19018. The principal business address for Philip N. Hudson is PO Box 160892, San Antonio, TX 78280-3092. The principal business address for Ross Campbell is 675 Lewis Lane, Ambler, Pennsylvania 19002. The principal business address for Stanley Knowlton is 8300 East McDowell Rd, Unit 1045, Scottsdale, AZ 85257. The business address of Ward Carey is 51 Huckleberry Ln, East Hampton, NY 11937.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Mr. Kirkwood is investing in securities in his capacity as investment manager for Fund and as sole manager of Capital. The principal business of Fund is an investment partnership. The principal business of Capital is acting as general partner for Fund.

The principal business for Philip N. Hudson is private investor. The principal business for Ross Campbell is private investor. The principal business for Stanley Knowlton is private investor. The principal business for Ward Carey is private investor.

(d)       Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship

Sean Kirkwood is a citizen of the United States of America. SRK Fund I, LP is organized under the laws of Delaware. SRK Capital, LLC is organized under the laws of Pennsylvania. Philip N. Hudson is a citizen of the United States of America. Ross Campbell is a citizen of the United States of America. Stanley Knowlton is a citizen of the United States. Ward Carey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,048,165 Shares owned directly by SRK Fund I, LP is approximately $46,964.81, excluding brokerage commissions. The Shares owned directly by SRK Fund I, LP were acquired with the investment funds of SRK Fund I, LP. The shares directly owned by Philip N. Hudson were acquired with personal funds. The shares directly owned by Ross Campbell were acquired with personal funds. The shares directly owned by Stanley Knowlton were acquired with personal funds. The shares directly owned by Ward Carey were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) Sean Kirkwood is the managing member of SRK Capital, LLC and may be deemed to be the beneficial owner of 1,048,165 shares owned SRK Fund I, LP. This ownership constitutes 1.79% of the Issuer's outstanding shares with voting power for 1,048,165 shares. No transactions have been entered since the most recent 13D filing.

(b) Philip N. Hudson beneficially owns 5,637,918 shares consituting 9.61% of the Issuer's outstanding shares. He has sole voting power for 5,637,918 shares. No transactions have been entered since the most recent 13D filing.

(c) Ross Campbell beneficially owns 3,264,457 shares consituting 5.57% of the Issuer's outstanding shares. He has sole voting power 3,264,457 shares. No transactions have been entered since the most recent 13D filing.

(d) Stanley Knowlton beneficially owns 703,500 shares consituting 1.20% of the Issuer's outstanding shares. He has sole voting power for 703,500 shares. No transactions have been entered since the most recent 13D filing.

(e)Ward Carey beneficially owns 1,528,750 shares consituting 2.61% of the Issuer's outstanding shares. He has sole voting power for 1,528,750 shares. No transactions have been entered since the most recent 13D filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 28, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price Per Share
SRK Fund I, L.P.	11/28/2018	Open market purchase of Common Stock	8,350	$0.0398
SRK Fund I, L.P.	11/16/2018	Open market purchase of Common Stock	10,000	$0.0378
SRK Fund I, L.P.	11/16/2018	Open market purchase of Common Stock	7,515	$0.0351
SRK Fund I, L.P.	11/16/2018	Open market purchase of Common Stock	10,000	$0.0352
SRK Fund I, L.P.	11/16/2018	Open market purchase of Common Stock	10,000	$0.0360
SRK Fund I, L.P.	11/16/2018	Open market purchase of Common Stock	10,000	$0.0361
SRK Fund I, L.P.	11/12/2018	Open market purchase of Common Stock	10,000	$0.0432
SRK Fund I, L.P.	11/02/2018	Open market purchase of Common Stock	10,000	$0.0433
SRK Fund I, L.P.	11/01/2018	Open market purchase of Common Stock	10,000	$0.0455
SRK Fund I, L.P.	10/24/2018	Open market purchase of Common Stock	10,000	$0.0450
SRK Fund I, L.P.	10/23/2018	Open market purchase of Common Stock	50,000	$0.0450
SRK Fund I, L.P.	10/23/2018	Open market purchase of Common Stock	10,000	$0.0449
SRK Fund I, L.P.	10/23/2018	Open market purchase of Common Stock	50,000	$0.0430
SRK Fund I, L.P.	10/23/2018	Open market purchase of Common Stock	10,000	$0.0430
SRK Fund I, L.P.	10/23/2018	Open market purchase of Common Stock	10,000	$0.0430
SRK Fund I, L.P.	10/22/2018	Open market purchase of Common Stock	10,000	$0.0410
SRK Fund I, L.P.	10/22/2018	Open market purchase of Common Stock	10,000	$0.0410
SRK Fund I, L.P.	10/22/2018	Open market purchase of Common Stock	10,000	$0.0410
SRK Fund I, L.P.	10/17/2018	Open market purchase of Common Stock	20,000	$0.0450
SRK Fund I, L.P.	10/16/2018	Open market purchase of Common Stock	10,000	$0.0444
SRK Fund I, L.P.	10/16/2018	Open market purchase of Common Stock	81,000	$0.0444
SRK Fund I, L.P.	10/16/2018	Open market purchase of Common Stock	10,000	$0.0444
SRK Fund I, L.P.	10/15/2018	Open market purchase of Common Stock	400	$0.0445
SRK Fund I, L.P.	10/15/2018	Open market purchase of Common Stock	10,000	$0.0450
SRK Fund I, L.P.	10/10/2018	Open market purchase of Common Stock	20,000	$0.0441
SRK Fund I, L.P.	10/08/2018	Open market purchase of Common Stock	50,000	0.0480
SRK Fund I, L.P.	10/08/2018	Open market purchase of Common Stock	50,000	$0.0480
SRK Fund I, L.P.	10/05/2018	Open market purchase of Common Stock	50,000	$0.0480
SRK Fund I, L.P.	10/04/2018	Open market purchase of Common Stock	10,000	$0.0442
SRK Fund I, L.P.	10/04/2018	Open market purchase of Common Stock	10,000	$0.0450
SRK Fund I, L.P.	10/04/2018	Open market purchase of Common Stock	10,000	$0.0450
SRK Fund I, L.P.	10/04/2018	Open market purchase of Common Stock	10,000	$0.0410
SRK Fund I, L.P.	10/03/2018	Open market purchase of Common Stock	3,000	$0.0400
SRK Fund I, L.P.	10/03/2018	Open market purchase of Common Stock	10,000	$0.0400
SRK Fund I, L.P.	10/03/2018	Open market purchase of Common Stock	24,000	$0.0418
SRK Fund I, L.P.	10/02/2018	Open market purchase of Common Stock	40,700	$0.0411
SRK Fund I, L.P.	10/02/2018	Open market purchase of Common Stock	59,400	$0.0455
SRK Fund I, L.P.	10/01/2018	Open market purchase of Common Stock	400	$0.0455
SRK Fund I, L.P.	09/28/2018	Open market purchase of Common Stock	200	$0.0423
SRK Fund I, L.P.	09/28/2018	Open market purchase of Common Stock	30,000	$0.0450

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

SRK Fund I, L.P.
By: SRK Capital, LLC, as general partner

By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager
SRK Capital, LLC
By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager

/s/ Sean Kirkwood
Sean Kirkwood, individually

/s/ Philip N. Hudson
Philip N. Hudson, individually

/s/ Ross Campbell
Ross Campbell, individually

/s/ Stanley Knowlton
Stanley Knowlton, individually

/s/ Ward Carey
Ward Carey, individually